Exhibit 99.1

NFL Football Players, Janoris Jenkins, Devon Kennard and Denzel Perryman, to Launch NFT Collections on MaximNFT

WENZHOU, China, Nov. 2, 2021 /PRNewswire/ -- ZK International Group Co., Ltd's (Nasdaq: ZKIN) ("ZKIN", "ZK International" or the "Company"), and its subsidiary xSigma Collectibles ("xSigma"), is excited to announce that three NFL players will soon launch unique NFT collections respectively with MaximNFT. These professional athletes include Janoris Jenkins, Devon Kennard, and Denzel Perryman.

Each NFT collection will feature unique, 3D digital collectibles certified by their respective athletes. Janoris Jenkins – aka "Jackrabbit" – is the cornerback for the Tennessse Titans. Meanwhile, Devon Kennard is linebacker for the Arizona Cardinals, and Denzel Perryman is the middle linebacker for the Las Vegas Raiders.

The Company is gaining momentum as it announces its latest sports partnership, and CEO of MaximNFT Jon Orlando states, that "both MaximNFT and the players of the National Football League have a lot to gain from the booming NFT industry. Jenkins, Kennard, and Perryman are all extraordinary talents with tens of thousands of fans eager to purchase their digital merchandise. We are proud to serve as the platform and launchpad for each of these player's collections, and will announce more similar collaborations in the coming weeks".

MaximNFT is a burgeoning NFT marketplace launched by xSigma in exclusive partnership with Maxim Magazine. The platform will go live this fall with various NFT series for celebrities, athletes, and brands. xSigma previously partnered with Maxim.com to rebrand its marketplace to MaximNFT.

Maxim.com is a monthly men's lifestyle magazine with over 25-years of history and a multi-million reader base spanning over 75 countries. Their covers have featured A-list female celebrities including Beyonce, Megan Fox, and Britney Spears. While MaximNFT is operated by xSigma, it will be promoted under the Maxim's brand.

About xSigma

xSigma (including xSigma Corporation and xSigma Collectibles) is a blockchain R&D lab and a wholly owned subsidiary of ZK International. xSigma's team includes world-class developers formerly of Google, Facebook, Ripple Labs, and 1inch. ZK International launched xSigma as a research and development lab in 2018 to solve real- world infrastructure challenges. Its mandate was to explore new opportunities in smart contracts, supply chain management, and other blockchain-based solutions. XSigma has since pivoted to decentralized finance, focusing on decentralized exchanges, stablecoins, and lending protocols.

The research lab is now actively working on its ecosystem of products. The ultimate objective is to build a range of financial tools and products for the flourishing decentralized finance industry. The xSigma team is on the leading edge of blockchain research and development that intersects decentralized finance, supply chain management, IoT, and infrastructure. The DeFi protocol is one of many decentralized finance projects xSigma plans to launch over the next 12 months.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN's core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly-sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics. ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

In 2018, ZKIN established its wholly-owned xSigma Corporation to develop innovative software solutions that support its core operations while exploring new opportunities in smart contracts, distributed ledgers, supply chain management NFTs, and blockchain architecture. The xSigma Labs team is made up of world-class developers and engineers formerly of Facebook, Google, Amazon, Ripple and 1inch, most recently launching its first DeFi project in the Fall of 2020.

For more information, please visit www.ZKInternationalGroup.com. Additionally, please follow ZK International on Twitter, Facebook, YouTube, and Weibo. For further information on ZK International's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in ZK International 's filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:
Di Chen
Cell Number: +86 15057357883
Email: super.di@live.cn